ADDENDUM TO AGREEMENT

This Addendum is made and entered into this 1st day of August, 2006, by and between Pantel Systems Inc., a.k.a friendlyway Inc., a Nevada based publicly traded company with offices at 7222 Commerce Center Drive, Suite 240, Colorado Springs, CO 80919, hereinafter referred to as (“PSI”), and Ignition Media Group., Inc., a Nevada based wholly owned subsidiary of PSI , with offices at 7222 Commerce Center Drive, Suite 240, Colorado Springs, CO 80919, hereinafter referred to as (“IMG”) and collectively with PSI referred to as (“Buyer”) and Captive Audience LLC, a limited liability company, with offices at 1 Wiebel Plaza, Sussex, NJ 0746, hereinafter referred to as (“Seller”). The parties having executed an Asset Purchase Agreement on May 18, 2006, hereinafter referred to as (“APA”) having verbally agreed to amend, extend, and supplement the APA on July 28, 2006 enter into this written Addendum to amend, extend, and supplement the APA which, in the event of inconsistency with the APA this Addendum will control, as follows:

l. References: Buyer and Seller incorporate any and all references to the APA as if stated herein at length.

2. Pursuant to Section 6. of the APA, Closing: The closing of the transactions contemplated hereby (the “Closing”) shall occur on August 15, 2006. The fifty thousand dollar ($50,000) payment shall be paid to Seller by Buyer on or before August 3, 2006 and shall be credited to the Purchase Price as defined in Section 3.

3. Pursuant to and in Addition to Section 1. of the APA, Purchase and Sale:

(a)  In consideration of Buyer’s payment of two million four hundred thousand dollars (US $2,400,000) (the “Purchase Price”), Seller hereby sells, assigns, transfers and delivers the Assets to Buyer. The Purchase Price shall be paid as follows: (i) cash in the amount of one million one hundred thousand dollars (US $1,100,000) which shall be paid by Buyer to Seller, which shall be documented in the form of a Promissory Note which Buyer and Seller shall execute at Closing consistent with the following structure:

Buyer shall make the following payments on the following dates to Seller, timeliness of the essence:

Payment Due Date from Seller to Buyer	Installment Payment of Purchase Price (USD)
August 15, 2006	$ 22,400.83
September 15, 2006	$ 72,400.83
October 15, 2006	$ 72,400.83
November 15, 2006	$ 89,400.83
December 15, 2006	$ 89,400.83
January 15, 2007	$ 89,400.83
February 15, 2007	$ 89,400.83
March 15, 2007	$ 89,400.83
April 15, 2007	$ 89,400.83
May 15, 2007	$ 89,400.83
June 15, 2007	$ 39,900.83
July 15, 2007	$ 39,900.83

and (ii) shares of PSI’s common stock having an agreed aggregate value of one million three hundred thousand dollars (US $1,300,000) hereinafter referred to as (“Common Stock”). The number of shares to be issued shall be equal to dividing one million three hundred thousand dollars (US $1,300,000) by the average closing bid price of the Buyer’s public stock during the ten days preceding Closing.

(g) At Closing Seller shall assign four separate Equipment Leases to Buyer has with four separate leasing companies, hereinafter referred to as (“Leasing Obligations”). Seller shall assign to Buyer the Leasing Obligations at the Closing and Buyer shall accept such assignment alleviating Seller and any personal guarantors of any responsibility related to the Leasing Obligations. The Leasing Obligations consist of the following:

Leases to be Assigned to Buyer from Seller at Closing
Leasing Company	Address	Number of Payments to be made	Payment Amount	Net Amount owed
Mainfest Funding Services	1450 Channel Parkway, Marshall, Minnesota 5628	17	$ 2,025.98	$ 30,389.70
First Niagara Leasing	PO Box 990, Lockport, NJ 14095	18	$ 2,203.89	$ 35,262.24
American Equipment Finance	258 King George Road, Warren, NJ 07059	21	$ 1,695.00	$ 32,205.00
American Bank Leasing Corp	555 Sun Valley Drive Suite E5, Roswell, Georgia 30076	29	$ 1,011.49	$ 29,333.21
				$ 127,190.15

4. In Addition to the APA, Remedies:

(a) In the event Buyer defaults in making any Installment Payments of the Purchase Price to Seller on the due date as outlined in the APA and this Addendum Buyer shall be in default of the APA. Upon receipt of written notice from Seller, Buyer shall have ten days (10) to remedy the default by providing Seller with that installment payment that is past due. In the event Buyer does not remedy such default within the ten day (10) period, Seller at Seller’s sole discretion may provide written notification, hereinafter referred to as (“Re-Assignment Notification”) to Buyer requiring Buyer to assign ownership of the Agreements Buyer has with Big Y Foods Inc., Foodtown Inc., and Wakefern Food Corporation hereinafter collectively referred to as (“Retail Agreements”), in addition to any digital signage equipment owned by Buyer that is installed in any retail locations which are owned, operated, or managed by Big Y Foods Inc., Foodtown Inc., and Wakefern Food Corporation hereinafter collectively referred to as (“Retail Partners”). Upon receipt of Re-Assignment Notification Buyer shall immediately thereupon assign clear title to the Retail Agreements, additionally Seller shall be responsible for any outstanding lease payments held by Buyer related to any digital signage equipment installed in retail locations owned, operated, or managed by the Retail Partners. In the event Buyer has executed lease payments for digital signage equipment installed in retail locations owned, operated, or managed by the Retail Partners, wherein the value of the lease payments that Buyer has made plus the amount of the Promissory Note which Buyer has paid to Seller exceeds the total value of the Promissory Note hereinafter referred to as (“Excess Lease Value”), Seller shall be obligated to repay Buyer the Excess Lease Value. In the event Buyer has purchased digital signage equipment installed in retail locations owned, operated, or managed by the Retail Partners, wherein the purchase price of the digital signage equipment plus the amount of the Promissory Note which Buyer has paid to Seller exceeds the total value of the Promissory Note, hereinafter referred to as (“Excess Purchase Value”), Seller shall be obligated to repay Buyer the Excess Purchase Value. The rate at which Seller shall pay Buyer both Excess Purchase Value and Excess Lease Value shall be calculated by adding the Excess Lease Value and the Excess Purchase Value, dividing it by the number of locations owned, operated, or managed by the Retail Partners wherein digital signage Equipment is installed and dividing it by twenty-four equal payments (24) to be paid by Seller to Buyer on the first of each month commencing thirty days (30) after the date of default. In exercising the aforementioned remedies, the Seller in no way becomes obligated to refund any part of the Purchase Price which has been previously paid.

5. In addition to the APA, Deployment:

Consistent with the Sellers representations made to the Retail Partners at the request of Buyer, Buyer agrees to procure the necessary Equipment to deploy the following locations in the time period specified below:

Deployment, Number of locations, by Retail Partner
	Big Y Foods Inc.	Foodtown Inc.	Wakefern Food Corporation
September 1, 2006	25
October 1, 2006	25
November 1, 2006	3
December 1, 2006		60
January 1, 2007
February 1, 2007			30
March 1, 2007			30
April 1, 2007			15

IN WITNESS WHEREOF, the parties hereto have caused this Addendum to be executed by their respective duly authorized officers or representatives as of the last date set forth below.

Captive Audience, LLC	Pantel Systems, Inc

By: /s/ Paul Wiebel	By: /s/ Ken Upcraft
Name: Paul Wiebel	Name: Ken Upcraft
Title: Chairman	Title: Chief Executive Officer

Ignition Media Group, Inc
By: /s/ Thaddeus Bartkowski
Name: Thaddeus Bartkowski
Title: President